Kenmar Global Trust (KGT) ended the month of August down
-1.63%. Gains in energies and metals were not enough to offset losses in currencies and interest rates. The Net Asset Value per unit of KGT was $97.69 as of August 31, 2005.

Allocation of Assets to Advisors

                 August 1, 2005      September 1, 2005
                 --------------      -----------------
Graham                 50%                  49%

Grinham*               0%                   0%

Transtrend             50%                  51%

Following a strong performance in July, which saw the Dow and S&P gain while the NASDAQ also advanced, US equity markets experienced a down month in August. The primary culprit appeared to be a surge in energy prices, which engendered fears of an economic slowdown. Some of the month's poor economic data also weighed on stocks. Oil related weakness in airlines and some low end department store issues weighed on sentiment. European shares attempted to build on July's strength against a positive earnings backdrop and evidence that the Eurozone's lagging economy was finally showing signs of turning the corner, including Germany. In Asia, Japan had another strong month as the Nikkei gained. Optimism surrounding the probable reelection of Prime Minister Koizumi on September 11 lent support and Japanese economic data displayed an improved tone, albeit mixed at times.

In August there was a late-month treasury rally that was fueled by the devastation of Katrina, soaring gasoline prices and general economic uncertainty. Buyers poured in to buy despite assurances from federal officials that the impact from Katrina was "temporary" in nature. The pattern of a flattening yield curve was extended during August. As expected, the Federal Open Market Committee (FOMC) raised rates another 25 basis points to 3.50% and Fed funds are discounting two additional increases. The European Central Bank, as usual, did not alter its 2.0% base rate, which has remained at that level since November 2003.

It was a volatile month for the US dollar versus the euro, yen and pound. The US dollar had been quite strong going into the final week but was battered toward month's end. Pressured by damage from Hurricane Katrina and the potential for economic fallout, the US dollar fell to its lowest levels since May. The pattern of global interest rates continues to favor the US dollar but that seems to have been discounted as does strong demand for US securities. The Bank of England
(BOE) cut rates at the beginning of the month but subsequent economic data as well as the minutes from the latest BOE meeting indicate this was most likely a one-time event. The FOMC raised rates 25 basis points with the anticipation of additional hikes, albeit to a lesser degree due to Katrina. Among other currencies, the Australian dollar was virtually unchanged from July. The Canadian dollar was up for the month while the South African rand was down for August.

In the energy complex, crude oil rose 11.32%, unleaded increased 27.28%, heating oil rose 19.97% and natural gas soared 37.34% within the Dow Jones AIG index. Gold prices were mildly on the defensive and lackluster for most of August but ended the month higher. End of month weakness in the US dollar, surging gas prices, inflation concerns, hurricane Katrina, Iraq and a general terror premium helped push energy prices higher. Copper continued its march higher. In the softs, coffee prices continued to fall. Brazil's harvest is now over 90% complete and there have been no major frost-related losses, the major reason coffee has been such a poor performer. Cocoa rallied in August with the Ivory Coast spurring the rally once again amid reports of a probable postponement of presidential elections, which sent prices surging.

                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                      For the Month Ending August 31, 2005


DEAR INTEREST HOLDER:

Enclosed is the report for the period of August 31, 2005 for Kenmar Global Trust. The net asset value of an interest as of August 31, 2005 was $97.69, a decrease of -1.63% from the July 31, 2005 value of $99.30. The calendar year-to-date return for Kenmar Global Trust was a decrease of -9.58% as of August 31, 2005.


                            STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)                                      $179,897.69
Change in Unrealized Gain/(Loss)                                 ($315,883.82)
Gain/(Loss) on Other Investments                                   ($2,957.54)
Brokerage Commission                                              ($55,743.08)
                                                              ----------------
Total Trading Income                                             ($194,686.75)

EXPENSES
Audit Fees                                                          $4,000.00
Administrative and Legal Fees                                      $47,726.73
Management Fees                                                    $77,848.62
Offering Fees                                                      $12,325.00
Incentive Fees                                                    ($23,443.65)
Other Expenses                                                          $0.00
                                                              ----------------
Total Expenses                                                    $118,456.70

INTEREST INCOME                                                    $52,098.31

NET INCOME(LOSS) FROM THE PERIOD                                 ($261,045.14)
                                                              ================

              STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                             $16,031,006.31
Addition                                           $34,000.00
Withdrawal                                     ($1,444,967.66)
Net Income/(Loss)                                ($261,045.14)
                                               ---------------
Month End                                      $14,358,993.51

Month End NAV Per Unit                                 $97.69

Monthly Rate of Return                                 -1.63%
Year to Date Rate of Return                            -9.58%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

        To the best of our knowledge and belief, the information above is accurate and complete:



/s/ Kenneth A. Shewer                             /s/ Marc S. Goodman

Kenneth A. Shewer, Chairman                       Marc S. Goodman, President




             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust